FORM 3

OMB APPROVAL /OMB Number: 3235-0104

Expires: December 31, 2001

Estimated average burden hours per response ...0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

------------------------------------------------------------------------------

1. Name and Address of Reporting Person*

Gerald E. Parrott

------------------------------------------------------------------------------

Last/First/Middle

RD #1, Box 1895

-----------------------------------------------------------------------------

Street

Barre, VT 05641

------------------------------------------------------------------------------

City/State/Zip

------------------------------------------------------------------------------

2.Date of Event Requiring Statement (Month/Day/Year)

02/15/01

------------------------------------------------------------------------------

3. IRS or Social Security Number of Reporting Person (Voluntary)

------------------------------------------------------------------------------

4. Issuer Name and Ticker or Trading Symbol

Rock of Ages Corporation ROAC

------------------------------------------------------------------------------

5. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

[ ] Director

[ ] 10% Owner

[x] Officer (give title below)

[ ] Other (specify below)

Vice President/Manufacturing

---------------------------------------------

6. If Amendment, Date of Original (Month/Day/Year)

-----------------------------------------------

7. Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person

[ ] Form filed by More than One Person

------------------------------------------------------------------------------

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially

Owned

------------------------------------------------------------------------------
1. Title of Security	2. Amount of Securities	3.Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: report on a separate line for each class beneficially owned directly or indirectly

*If the form is filed by more than one reporting person, see instruction

4(b)(v).

FORM 4 (continued)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially

Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I)(Instr.5)	6. Nature of Indirect Beneficial Ownership(Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	07/20/01*	07/20/04	Class A Common Stock	10,000	$4.94	D

---------------------------------------------------------------------------------------------------

Explanation of Responses:

*Grant to reporting person of option to buy shares of Class A common stock under the Rock of Ages 1994 Stock Plan in a transaction exempt under Rule 16b-3. The option vests in 1/3 increments on 0720/01, 07/20/02 and 07/20/03, respectively.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/Gerald E. Parrott

-------------------------------------

**Signature of Reporting Person

Date 02/16/01